Mail Stop 6010

April 29, 2008

Via U.S. Mail and Fax (949) 926-5203

Eric K. Brandt
Chief Financial Officer
Broadcom Corporation
5300 California Avenue
Irvine, California 92617-3038

> **Re: Broadcom Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed January 28, 2008**
> **Form 10-Q for the quarter ended March 31, 2008**
> **File No. 000-23993**

Dear Mr. Brandt:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Critical Accounting Policies and Estimates, page 53

Note 1. Revenue Recognition, page F-6

1.   We note the discussion on pages 54 and F-7 that a portion of your sales are made
        through distributors under agreements allowing for pricing credits and/or rights of
        return. If the pricing credits or rights of return that you will grant to distributors in
        future periods could reasonably likely have a material impact on your results of
        operations, liquidity or capital resources, please revise MD&A in future filings to
        include (1) disclosure of the amounts of gross deferred revenues and gross
        deferred costs of sales presented in the deferred revenue caption of your balance
        sheet as of the end of each reported period and (2) a discussion of the impact of
        the pricing and return uncertainties on each reported period. Quantify and discuss
        the reason for any material impairments of deferred cost of sales. Your discussion
        could also include a roll-forward of your deferred income liability account, if
        material. Further, please discuss any trends noted over the reported periods.
        Refer to Item 303(a) of Regulation S-K.

2.   Also, tell us and revise your critical accounting policies and footnotes to your
        financial statements in future filings to clarify why you defer revenue to
        distributors until sale to the end-user. Please address your ability to estimate the
        impact of the rights granted in advance of sell through. For example, if true, you
        could disclose that you are unable to reasonably estimate the inventory that could
        be returned pursuant to these product return privileges. Likewise, if true, you
        could disclose that in light of the possible changes to the sales price resulting
        from price protection and price adjustment rights granted, and your inability to
        reasonably estimate possible changes, the sales price to your distributor is not
        fixed or determinable until the final sale to the end-user.

3.   In addition, please tell us and revise your critical accounting policies and
        footnotes to your financial statements in future filings to discuss the key terms of
        your pricing adjustments and product return rights, such as the time period during
        which a distributor can return the product or request a price adjustment and how
        these impact your accounting treatment. Please clearly disclose the pricing
        adjustments that you offer under your competitive pricing programs and rebates
        and your accounting treatment for each of these adjustments. Please also discuss
        whether returns or price adjustments are capped to a certain percentage of sales
        price or margins and whether any of your arrangements with distributors would
        allow or require you to grant price discounts below the cost of the product.

4.   We refer to your discussion on page 54 that "additional reductions to revenue
        would result if actual product returns or pricing adjustments exceed our

estimates." Tell us whether you reduce your revenue recognized on your distributor sales (upon sale to end-user) for further pricing adjustments subsequent to sell-through to the end user. Please tell us how you concluded that your price is fixed and determinable at the time of revenue recognition.

Consolidated Balance Sheet, page F-2

5.   In light of the fact that you are unable to estimate pricing credits and product returns you issue under arrangements with your distributors and, therefore, an unknown portion of the amount recorded as "deferred revenue" will never be recognized as revenue, please tell us how you concluded that "deferred revenue" is an appropriate title for the liability account. We note that Regulation S-X calls for financial statement caption titles that reflect the significance and the character of the items being presented. Please tell us, for example, whether you considered a title for the account such as "customer deposit, net of deferred inventory costs" or other such titles that better depict the nature of the liability. In addition, tell us where you have disclosed your accounting policies related to long-term deferred revenue.

Exhibits 31.1 and 31.2

6.   We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual's title.

Form 10-Q for the quarterly period ended March 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

In-Process Research and Development, page 40

7.   For the in-process research and development charges recorded in the first quarter of 2008 please expand future filings to disclose the following for each project:

-   The nature of the projects acquired;
-   Amounts assigned to in-process research and development by technology or product and how these values were determined;

- A description of the status of development for each project at the acquisition date;

- A description of the nature and timing of remaining efforts for completion of each project, including the estimated costs and completion date; and,

- How periods subsequent to the acquisition have been affected by completion of the project and introduction of the technology.

8. As a related matter, future filings should include a discussion of the status of your efforts to complete significant projects, including a discussion of the impact of any delays, project revisions or terminations on expected investment return, results of operations and financial condition.

Exhibit 31

9. We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual's title.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller at (202) 551-3635 with any other questions. You may also contact Martin F. James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Brian R. Cascio
Accounting Branch Chief